# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO Municipal Income Fund II, CIK 0001170299
CUSIP: 72200W809
Title of class of securities: Remarketable Variable Rate MuniFund Term Preferred Shares
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0000072971
Persons authorized to receive notices and communications: Vera Gurova, Senior Counsel,, Wells Fargo& Company, 401 S. Tryon Street, 26th Floor, Charlotte, North Carolina (NC), 28202, (704) 339-2335

## Reporting persons
- Wells Fargo & Company (CIK 0000072971): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 998; sole dispositive power 0; shared dispositive power 998; aggregate amount beneficially owned 998 (13.63% of the class)
- Wells Fargo Municipal Capital Strategies, LLC (CIK 0001585457): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 998; sole dispositive power 0; shared dispositive power 998; aggregate amount beneficially owned 998 (13.63% of the class)

## Item 1. Security and Issuer
Title of class of securities: Remarketable Variable Rate MuniFund Term Preferred Shares
Name of issuer: PIMCO Municipal Income Fund II
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Comment:
This Amendment No. 6 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 31, 2008 and filed with the SEC on September 12, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated September 18, 2018 and filed with the SEC on September 20, 2018 ("Amendment No. 1"), as amended by Amendment No. 2 dated December 6, 2018 and filed with the SEC on December 10, 2018 ("Amendment No. 2"), as amended by Amendment No. 3 dated July 14, 2021 and filed with the SEC on July 16, 2021 ("Amendment No. 3"), as amended by Amendment No. 4 dated September 20, 2023 and filed with the SEC on September 22, 2023 ("Amendment No. 4"), and as amended by Amendment No. 5 dated June 12, 2024 and filed with the SEC on June 14, 2024 ("Amendment No. 5"), for Wells Fargo & Company ("Wells Fargo") and Wells Fargo Municipal Capital Strategies, LLC ("Capital Strategies") (collectively, the "Reporting Persons") with respect to certain remarketable variable rate munifund term preferred shares ("RVMTP Shares") of PIMCO Municipal Income Fund II (the "Issuer").

This Amendment is being filed as a result of the reorganization of PIMCO Municipal Income Fund III ("PMX") and PIMCO Municipal Income Fund ("PMF") into the Issuer on August 1, 2025 (the "Reorganization") pursuant to which Capital Strategies exchanged its 239 RVMTP Shares of PMX (CUSIP No. 72201A806) and 204 RVMTP Shares of PMF (CUSIP No. 72200R800) for an equal number of RVMTP Shares of the Issuer (CUSIP No. 72200W809).

## Item 2. Identity and Background
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of PMX and PMF into the Issuer, Capital Strategies exchanged its 239 RVMTP Shares of PMX (CUSIP No. 72201A806) and 204 RVMTP Shares of PMF (CUSIP No. 72200R800) for an equal number of RVMTP Shares of the Issuer (CUSIP No. 72200W809)."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of PMX and PMF into the Issuer, Capital Strategies exchanged its 239 RVMTP Shares of PMX (CUSIP No. 72201A806) and 204 RVMTP Shares of PMF (CUSIP No. 72200R800) for an equal number of RVMTP Shares of the Issuer (CUSIP No. 72200W809) pursuant to that certain Exchange Agreement dated August 1, 2025."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the 443 RVMTP Shares acquired in connection with the Reorganization will be subject to the Voting Trust and will be treated in the same manner as previously described in this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney"

Item 7 of the Original Schedule 13D is hereby further amended by adding the following Exhibit to the listings of exhibits to be attached to this Schedule 13D:

"Exhibit Description of Exhibit

99.12 Amended and Restated Schedule I and Schedule II

99.13 Exchange Agreement, dated August 1, 2025

99.14 Registration Rights Agreement, dated August 1, 2025"

## Signatures
- Wells Fargo & Company: /s/ Patricia Arce, Patricia Arce, Designated Signer (08/05/2025)
- Wells Fargo Municipal Capital Strategies, LLC: /s/ Daniel Frizsell, Daniel Frizsell, Vice President (08/05/2025)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with the amended and restated Schedule I and Schedule II attached to this Amendment.